



Mercy Oakland, Inc
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount: $60,000

Offering End Date: March 28, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Mercy Oakland, Inc

Founded: December 27, 2019

Address: 4188 Piedmont Ave
Oakland, CA 94611

Industry: Vintage Retailer

Employees: 6

Website: https://www.mercyvintage.com/

Use of Funds Allocation:

If the maximum raise is met:

$56,400 (94.00%) – of the proceeds will go towards working capital- new location expansion
$6,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 37.1K Followers





Business Metrics:

	FY21	FY22	YTD 12/31/2023
Total Assets	$72,403	$166,315	$122,181
Cash & Cash Equivalents	-$6,397	$67,908	$33,529
Accounts Receivable	$0	$3,407	$3,252
Short-term Debt	$18,904	$262,977	$64,242
Long-term Debt	$169,557	$149,900	$141,666
Revenue	$824,038	$996,556	$872,012
Cost of Goods Sold	$480,140	$488,297	$350,408
Taxes	$0	$0	$0
Net Income	$120,211	$1,325	$18,435

Recognition:

Mercy Oakland, Inc (DBA Mercy Vintage) loves clothes and loves style, but they do not subscribe to one particular look, and they do not follow what is fashionable. They cannot choose one decade, one designer, or one anything because they like to mix it all together and they believe this is what creates great style.

Mercy Oakland, Inc (DBA Mercy Vintage) is a passionate group of fashion-loving people celebrating community through style. They believe in the connection between investment in a forever wardrobe rather than a trend-driven, seasonal wardrobe as an essential part of the movement toward sustainability.

For more information, contact our Customer Support Team at support@thesmbx.com

